POINTS INTERNATIONAL LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of POINTS INTERNATIONAL LTD. (the “Corporation” or “Points”) will be held at the Sheraton Centre Toronto Hotel, Provincial North Conference Room, 123 Queen Street West, Toronto, Ontario M5H 2M9 on May 4, 2017, at 9:00 a.m. (Eastern Time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for its financial year ended December 31, 2016 and the report of the auditors thereon;

2.	to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3.	to appoint KPMG LLP as the auditors of the Corporation until the next annual meeting of shareholders and authorize the directors to fix the auditors’ remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Only shareholders of record at the close of business on March 30, 2017 will be entitled to notice of and to vote at the Meeting.

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares. If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the accompanying form of proxy for use at the Meeting, whether or not you are able to attend personally.

All instruments appointing proxies must arrive no later than 9:00 a.m. (Eastern Time) on May 2, 2017, provided however, that the chairman of the meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the meeting or any adjournment thereof, or in accordance with any other manner permitted by law. The proxy cut-off time may be waived by the Chairman of the Board, in his sole discretion without notice.

DATED at Toronto, Ontario, this 8th day of March, 2017.

By Order of the Board of Directors

Robert MacLean
Chief Executive Officer

POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (also referred to herein as this “Circular”) is furnished in connection with the solicitation by, or on behalf of, the management of Points International Ltd. (the ”Corporation” or “Points”) of proxies to be used at the annual meeting (the “Meeting”) of the shareholders of the Corporation to be held at the Sheraton Centre Toronto Hotel, Provincial North Conference Room, 123 Queen Street West, Toronto, Ontario M5H 2M9 on May 4, 2017, at 9:00 a.m. (Eastern Time) or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. The Corporation’s board of directors (the “Board”) has fixed the close of business on March 30, 2017 as the record date (the “Record Date”), being the date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and any adjournment or postponement thereof. Unless otherwise stated, all amounts listed in this Circular are expressed in United States Dollars.

The Meeting has been called for the purposes of considering and voting on the annual business of the Corporation, which includes the election of directors to the Board and the appointment of the Corporation’s auditors.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF: (I) THE ELECTION OF THE DIRECTORS NOMINATED IN THIS CIRCULAR AND (II) THE APPOINTMENT OF KPMG LLP AS AUDITORS.

Dated March 8, 2017

BUSINESS OF THE MEETING

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2016 and the auditors’ report thereon will be submitted to shareholders at the Meeting. Receipt at the Meeting of the Corporation’s audited consolidated financial statements and the auditors’ report thereon will not constitute approval or disapproval of any matters referred to therein. A copy of the audited consolidated financial statements and the auditors’ report thereon has been mailed to shareholders who requested them and is also available on the Corporation’s website at www.points.com and on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The present term of office of each current director will expire immediately prior to the election of directors at the Meeting. The number of directors to be elected at the Meeting is nine. These directors will serve until the next annual meeting of shareholders or until a successor is elected or appointed. Unless authority to do so is withheld, the shares represented by the proxies in favour of management proxyholders will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The election of directors will be by individual voting and not by slate voting.

Majority Voting Policy

The Board has adopted a “majority voting policy” providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Chairman of the Board promptly following the Meeting. The Corporation’s Human Resources and Corporate Governance Committee (“HRCGC”) will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the HRCGC will consider all factors deemed relevant by its members. The Board shall, in accordance with its fiduciary duties, determine whether to accept the resignation in light of any exceptional circumstances that would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the Meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the HRCGC at which the resignation is considered.

Where the Board accepts the resignation of a director, the Board may, subject to applicable laws, the articles and by-laws of the Corporation and any previously-passed shareholder resolutions, exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director, reduce the size of the Board (within the minimum and maximum number of directors fixed under the Corporation’s articles) or call a special meeting of shareholders to elect a new nominee to fill the vacant position. If any director fails to tender his or her resignation as contemplated in the majority voting policy, the Board will not re-nominate that director at the next election.

Director Biographies

The following table provides certain background information with respect to each nominee for the Board. Detailed biographies for each director are provided below.

Eight of the nine current directors of the Corporation are being nominated for re-election to the Board. In determining how to fill the remaining vacancy, the Board engaged in discussions with Cannell Capital LLC (“Cannell Capital”), a holder of 857,624 common shares, representing approximately 5.8% of the outstanding common shares of the Corporation (based on December 31, 2016 filings made by Cannell Capital under applicable U.S. securities laws). As a result of such discussions and upon the recommendation of the HRCGC, the Board agreed to allow Cannell Capital to propose one nominee for election at the Meeting. Mr. Charles Gillman is such nominee.

Name Place of Residence	Director Since	Current Principal Occupation	Common Shares(3)	RSUs
David Adams(1) (Quebec)	May, 2016	Corporate Director Former Chief Financial Officer, Aimia Inc.	5,000	Nil
Christopher Barnard (Ontario)	May, 2007 (and Feb. 2000 to Apr., 2005)	President, Points International Ltd. and Points.com Inc.	189,546	46,772
Michael Beckerman(2) (Ontario)	May, 2010	Corporate Director Former Chief Executive Officer, Ariad Communications and Bluespire Marketing	11,454	Nil
Bernay Box(1)(2) (Texas, U.S.A.)	May, 2009	President of Bonanza Fund Management, Inc. and investment advisor for Bonanza Master Fund, Ltd.	797,244	Nil
Douglas Carty(1) (Illinois, U.S.A.)	February, 2002	Corporate Director	38,173	Nil
Bruce Croxon(2) (Ontario)	October, 2008	Investor and Advisor	27,642	Nil
Charles Gillman California, U.S.A.)	Newly nominated	Executive Managing Director of IDWR Multi- Family Office	Nil	Nil
Robert MacLean (Ontario)	February, 2002	Chief Executive Officer, Points International Ltd. and Points.com Inc.	159,688	64,547
John Thompson(1)(2) (Ontario)	February, 2002	Corporate Director	175,876	Nil

_____________
Notes:

(1)	Member of the Audit Committee. Mr. Carty is the Chairman of the Audit Committee
(2)	Member of the Human Resources and Corporate Governance Committee. Mr. Thompson is the Chairman of the Human Resources and Corporate Governance Committee.
(3)	Includes shares beneficially owned, or controlled or directed, directly or indirectly by each director.

David Adams

Mr. Adams was elected as a director of the Corporation in May of 2016 and is currently a member of the Corporation’s Audit Committee. He served as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until his retirement in March, 2016. Aimia Inc. is a global data driven marketing and loyalty analytics company with close to 4,000 employees in 20 countries and owns and operates well known coalition loyalty programs such as Aeroplan in Canada and Nectar in the United Kingdom. He currently serves on the Board of Directors and is Chair of each of the Audit Committee and the Operating Committee of Cardlytics Inc., a private, transaction based marketing company headquartered in Atlanta and the Board of Directors and Audit and Human Resource Committees of Club Premier, AeroMexico’s frequent flyer program. He is also on the Board of Directors of Plan Canada and the Board of Governors of the Stratford Festival.

Before joining Aimia, Mr. Adams was Senior Vice President and Chief Financial Officer at Photowatt Technologies Inc. Prior to Photowatt, he acted as Senior Vice President Finance and Chief Financial Officer of SR Telecom Inc. Mr. Adams has also previously held a variety of executive finance positions at CAE Inc., a global market leader in the production of flight simulators and control systems. Prior to these roles, Mr. Adams held a number of progressively senior roles with the Bank of Nova Scotia and Clarkson Gordon (Ernst & Young).

Mr. Adams is a CPA, CA and holds a Bachelor of Commerce and Finance Degree from the University of Toronto and has completed the Stanford Executive Program.

Christopher Barnard

Mr. Barnard is a founder of the Corporation. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is currently responsible for corporate strategy, corporate development and investor relations. He has also held various interim operating positions at the Corporation including Chief Financial Officer, as well as being responsible for both product development and marketing.

Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties over the company’s history and in 2015 he was named as one of the 100 most influential leaders in Fintech globally. In his corporate development capacity, Mr. Barnard has been instrumental in raising capital for the Corporation, including multiple equity financings and a strategic investment from InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. He led Points’ three corporate acquisitions, MilePoint, PointsHound and Crew Marketing.

In 1998, Mr. Barnard co-founded Canada’s first internet business incubator, Exclamation International, from which the Corporation was created. Prior to Exclamation, Mr. Barnard was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada’s most notable internet technology stories.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

Mr. Beckerman has served as a director of the Corporation since May of 2008 and is currently a member of the Corporation’s Human Resources and Corporate Governance Committee.

Mr. Beckerman’s sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE’s key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on advertising, promotions and sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE’s European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

Mr. Beckerman recently retired as CEO of Ariad Communications and Bluespire Marketing. Ariad enjoyed record growth during his tenure. Ariad is an agency specializing in branding and on-line communications. Ariad has won numerous domestic and International awards and was recently named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Bernay Box

Mr. Box was elected as a director of the Corporation in May of 2009 and is currently the Chairman of the Board of Directors and a member of the Audit Committee and the Human Resources and Corporate Governance Committee.

Mr. Box is the President and Chief Executive Officer of Bonanza Fund Management, Inc. and the managing partner of Bonanza Capital, Ltd, a private investment partnership based in Dallas, Texas.

Mr. Box is a graduate of Baylor University.

Douglas Carty

Mr. Carty is a long serving director of the Corporation. He was Chairman of the Board of the Corporation from 2002 through 2007 and is currently Chairman of the Corporation’s Audit Committee.

Mr. Carty is currently Chairman and Co-Founder of Switzer-Carty Transportation Inc., a Burlington, Ontario based provider of school bus services.

Mr. Carty is also a Director of Wajax Corporation where he serves on the Audit (Chair) and Governance Committees and YRC Worldwide Inc. where he serves on the Finance and Audit Committees.

Mr. Carty previously served at Laidlaw International Inc. as Chief Financial Officer and subsequently as President and Chief Executive Officer of its school bus subsidiary. Prior to Laidlaw, Mr. Carty served as Chief Financial Officer of Atlas Air Worldwide Holdings Inc. and Canadian Airlines Corporation.

Mr. Carty holds a Masters of Business Administration from the University of Western Ontario and a Bachelor of Arts (Honours) from Queens University.

Bruce Croxon

Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation’s Human Resources and Corporate Governance Committee.

Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. He is currently the Managing Partner of Round13 Capital, a fund that invests in early stage digital businesses in Canada. He is also active in a number of charities, including acting as a National Spokesperson for Anaphylaxis Canada.

Charles Gillman

Mr. Gillman is a new nominee to the Board. As discussed above, Mr. Gillman was proposed for nomination by Cannell Capital, a significant shareholder of the Corporation.

Mr. Gillman is currently the Executive Managing Director of the IDWR Multi-Family Office, a multi-family investment firm, a position he has held since June 2013. IDWR employs a team of analysts with expertise in finding publicly traded companies that require operational enhancement and an improvement in corporate capital allocation.

From 2001 to 2013, Mr. Gillman was a portfolio manager of certain family office investment portfolios at Nadel and Gussman, LLC. Prior to his employment at Nadel and Gussman, Mr. Gillman worked in the investment industry and as a strategic management consultant at McKinsey & Company, where he gained experience designing operational turnarounds of U.S. and international companies.

Mr. Gillman has served as a director of Digirad Corporation (NASDAQ:DRAD), a diagnostic imaging solutions company, since April 2012. In addition, Mr. Gillman currently serves on the boards of directors of Novation Companies, Inc., a specialty finance company, a post he has held since January 2016, Solitron Devices, Inc., a solid-state semiconductor components company, a post he has held since July 2016, Littlefield Corp, a charitable bingo business, a post he has held since May 2008, and Datawatch Corporation, a business computer software company, a post he has held since April 2016, which Mr. Gillman expects to end by May 2017.

Mr. Gillman is a Summa Cum Laude graduate of the Wharton School of the University of Pennsylvania and a Director of the Penn Club of New York, which serves as the Manhattan home of the Wharton and Penn alumni community.

Robert MacLean

Mr. MacLean is a founder of the Corporation and has served as Chief Executive Officer of the Corporation since February 2000. As CEO, Mr. MacLean champions the vision for the Corporation and directs an exceptional team of executives. Mr. MacLean has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world’s leading loyalty programs.

Prior to founding the Corporation, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines, Mr. MacLean led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline’s award-winning Canadian Plus loyalty program. Mr. MacLean also served as Canadian Airlines’ senior representative on the Oneworld™ Alliance’s Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and speaks frequently at industry events worldwide.

Mr. MacLean is a member of the board of directors of Prodigy Ventures, a TSXV listed technology company, and is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs.

Mr. MacLean is a graduate of Acadia University.

John Thompson

Mr. Thompson is a long serving director of the Corporation. He is currently Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee.

Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada’s leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. Mr. Thompson’s responsibilities at Loblaws included, amongst other things, responsibility for human resources and President’s Choice, one of the largest, most recognized and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chairman of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada’s finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA.

Additional Disclosure Relating to Directors

Common Directorships

None of the proposed Board nominees serve on the same board of directors of another publicly listed company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Points, no director nominee is, or within the last 10 years has been, a director, chief executive officer or chief financial officer of any company that: (a) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (b) was subject to a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, but which resulted from an event that occurred while that person was acting in that capacity.

Other than as described below, to the knowledge of Points, no director nominee is, or within the last 10 years has been, a director or executive officer of any company that, while the individual was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Gillman was a director of Novation Companies, Inc. (“NOVC”), a U.S. publicly listed company, when it filed for Chapter 11 business reorganization in the U.S. Bankruptcy Court for the District of Maryland (Baltimore Division) on July 20, 2016. On February 13, 2017 NOVC filed a proposed plan of reorganization with the court, hearings in respect of which are scheduled for April 2017. Mr. Gillman was first appointed to the board of directors of NOVC on January 6, 2016 and continues to serve in such capacity.

Mr. Gillman is subject to an order of the U.S. Securities and Exchange Commission (the “SEC”) issued on February 14, 2017 in connection with a failure by certain groups of investors, including Mr. Gillman, to properly disclose ownership information during a series of five campaigns to influence or exert control over certain publicly listed companies. In each of the campaigns, the groups collectively owned more than five percent of the companies’ outstanding common stock, however, they either failed to file, filed incomplete, or failed to updated required ownership filings under applicable U.S. securities laws. Mr. Gillman was found to have violated Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 thereunder and Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 thereunder. Without admitting or denying the findings, the investors, including Mr. Gillman, consented to the SEC order and agreed to certain sanctions. Mr. Gillman was ordered to pay a civil penalty of $30,000 and to cease and desist violations of U.S. securities laws.

APPOINTMENT OF AUDITORS

Management proposes to appoint KPMG LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. KPMG was first appointed as auditors of the Corporation on June 9, 2011. The shares represented by proxies in favour of management proxyholders will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2016 has been made available to the shareholders of the Corporation.

EXECUTIVE COMPENSATION

Compensation Governance

The Board has oversight responsibility for the structure of the Corporation’s compensation strategy as well as the total compensation of the members of the Board and the Chief Executive Officer of the Corporation. The HRCGC is responsible for assisting the Board in discharging its oversight responsibilities relating to compensation and for overseeing the matters described below.

The HRCGC is composed entirely of independent directors. The members of the HRCGC are: Mr. John Thompson (Chair), Mr. Michael Beckerman, Mr. Bernay Box and Mr. Bruce Croxon. The general background, skills and experience of the members of the HRCGC are set forth above under the section entitled “Director Biographies”. All of the members of the HRCGC have significant direct experience with human resources and executive compensation.

In addition to making recommendations to the Board in connection with its oversight responsibility, the HRCGC is specifically responsible for:

•	developing and/or reviewing the Corporation’s human resources and compensation policies and programs for attracting, retaining, developing and motivating employees including executive officers;
•	producing an annual report on executive compensation for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations;
•	reviewing and assessing the management of succession and development plans for senior management and people and knowledge strategies;
•	assisting Board oversight of the Corporation’s compliance with employment related legal and regulatory requirements;
•	assisting the Board in identifying, recruiting and nominating suitable candidates to serve on the Board;
•

assuming responsibility for developing the Corporation’s approach to governance issues in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Committee may consider appropriate; and

•	reviewing the adequacy and form of the compensation of the executive leadership team and ensuring that the compensation realistically reflects the responsibilities and risks of such positions.

The HRCGC has the authority to seek information it requires from any employee of the Corporation. The committee also has the power to retain a consulting firm to provide advice regarding the Corporation’s compensation strategy and programs, and to retain outside legal counsel and any other advisers as the committee may deem appropriate. The HRCGC and its Chairman are appointed by the Board. Committee members meet regularly without any member of management present.

Risk Management

The Board has oversight responsibility for risks associated with the Corporation’s compensation policies and practices as part of its broader risk oversight mandate. The HRCGC is responsible for identifying, assessing and ensuring the appropriate management of any risks created by the Corporation’s compensation policies and practices. The Board exercises its oversight responsibility through an annual review and approval of the total compensation of the CEO of the Corporation and through review and approval of any changes in the structure of the Corporation’s compensation strategy. The HRCGC exercises its risk assessment responsibility through an annual review of the form of the compensation of senior management of the Corporation, including the elements and quantum of such compensation.

The HRCGC has not identified any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. In particular, the Corporation’s compensation structure has been designed to ensure that employees do not take inappropriate or excessive risks. The Corporation’s compensation structure contains a mix of long and short-term elements using a combination of annual base salary, annual cash bonus opportunities and long-term equity incentives. Annual cash bonuses are paid out on achievement of objective performance goals tied to corporate financial performance and individual operational goals that support achievement of the Corporation’s business plan. The Corporation’s long-term equity incentive program is in the form of time vested equity awards that encourage the creation of shareholder value by incenting management and employees to create sustainable growth.

Financial Instruments

Although the Corporation has not adopted a policy forbidding the named executive officers (as defined in Form 51-102F6 to National Instrument 51-102 and also referred to herein as the “NEOs”) and directors from purchasing financial instruments relating to the Corporation’s shares, the Corporation is not aware of any such person having entered into this type of transaction.

Executive Compensation Review

An Executive Compensation Review and Benchmarking was conducted by Willis Towers Watson (“WTW”) in 2016. WTW were retained by the Corporation in September 2016 and the scope of services provided included a sampling of select 2016 proxy circulars of publicly traded North American companies of similar size to the Corporation (measured by revenue, market capitalization and earnings) in related industries (e.g., loyalty, technology). The sample group included the following companies: Mitel Networks Corporation, Enghouse Systems Ltd., Shopify Inc., The Descartes Systems Group Inc., Redknee Solutions Inc., Tucows Inc., Kinaxis Inc., Absolute Software Corporation, Monster Worldwide Inc., GrubHub Inc., Angies’s List Inc., Etsy Inc. and RetailMeNot Inc. WTW also conducted a review of publically traded general industry companies participating in WTW’s 2016 Canadian General Industry Executive Compensation Survey (adjusted for size) and large publically traded companies participating in WTW’s 2016 U.S. Technology Executive Compensation Survey. Based on the Executive Compensation Review and Benchmarking, the Corporation’s executive compensation was benchmarked around market median (50th percentile) and around the 75th percentile for incentive targets.

In connection with the Executive Compensation Review and Benchmarking, WTW also conducted a review of and made certain recommendations regarding the adoption by the Corporation of share ownership guidelines for its executives and directors.

The total fees billed by WTW in 2016 in connection with the Executive Compensation Review and Benchmarking were CDN$48,000.

As a result of the recommendations of the Executive Compensation Review and Benchmarking, in February 2017 the Board approved certain changes to the Corporation’s compensation program for NEOs and directors, including changes to the NEO bonus plan and the compensation of directors and the adoption of share ownership guidelines for NEOs and directors (the “2017 Compensation Program”). The changes adopted by the Board as part of the 2017 Compensation Program are discussed below in more detail.

Compensation Discussion and Analysis

The objectives of the Corporation’s compensation program for the NEOs are to: (i) attract, motivate and retain high performing senior executives, (ii) align the interests of the NEOs with those of the Corporation’s shareholders, (iii) establish an objective connection between NEO compensation and the Corporation’s financial and business performance, and (iv) incent the NEOs to continuously improve operations and execute on corporate strategy. The NEO compensation program is therefore designed to reward the NEOs for: (i) increasing shareholder value, (ii) achieving corporate performance that meets pre-defined objective criteria, and (iii) improving operations and executing on corporate strategy.

The NEO compensation program consists of three components: (i) base salary, (ii) short-term incentives, and (iii) long-term incentives. Each component has a different function, as described below, but all elements work together to reward the NEOs appropriately for personal and corporate performance.

Base Salary

Base salaries are considered an essential element in attracting and retaining the Corporation’s senior executives and rewarding them for corporate and individual performance. Base salary is determined using the following considerations: (i) the median salary offered for a comparable position at comparable companies, (ii) the Corporation’s recent financial and business performance, (iii) recent individual performance, and (iv) retention.

Corporate and personal performance is assessed using the same criteria discussed below for the Corporation’s short-term incentive plan.

Base salaries are reviewed annually and any increase to the CEO’s base salary must be specifically approved by the HRCGC and by the Board as part of its oversight over the total compensation paid to the CEO. The CEO is responsible for determining and approving any increase in salary for the other NEOs.

Short-Term Incentives

Bonus Plan

In 2012, the Corporation adopted an annual incentive program to provide all employees, including the NEOs, with the opportunity to receive annual cash bonuses based on operational goals and corporate performance. The bonus program is designed to align the financial interests and personal motivations of employees with the interests of the Corporation which are represented by measurable performance measures. The Board has the discretion to award bonuses to NEOs in the absence of NEOs satisfying the performance criteria associated with receipt of said bonuses. The Board did not exercise this discretionary power in respect of any NEO bonus paid or payable in fiscal 2016.

Each NEO is eligible to receive an annual bonus amount under the bonus plan equal to a percentage of base salary. The annual percentage bonus level for each NEO is based on the achievement of certain team performance goals for that NEO and corporate performance goals that are common to all of the NEOs. Performance goals include goals based on financial metrics (such as Gross Margin and EBITDA) as well as goals related to furthering the Corporation’s strategic agenda. Performance of each goal is measured relative to a target level and payout on that goal is based on actual performance relative to the target level. Each NEO has an overall target bonus level as a percentage of salary and each goal is weighted based on its relative importance. For 2016, the overall target bonus level for the NEOs is set forth in the table below:

Name	Bonus Level as % of Salary
Robert MacLean	50
Christopher Barnard	40
Michael D’Amico	35
Peter Lockhard	40
Owen Tran	35

For 2016, each NEO’s bonus was based on achievement of a basket of weighted performance goals comprised of certain operational performance goals within their functional area of responsibility and internal corporate performance measures.

As part of the 2017 Compensation Program approved by the Board commencing in 2017, the Corporation will no longer pay annual bonuses to the NEOs in cash. Instead, NEOs are now eligible to receive an annual bonus in the form of grants of restricted share units (“RSUs”) under the Corporation’s ESUP (as defined below). Any such grants shall vest immediately and will be subject to the terms and conditions of the ESUP.

Long-Term Incentives

Stock Option Plan

All NEOs are eligible for stock option grants under the Corporation’s 2016 Stock Option Plan. Participation in the 2016 Stock Option Plan is considered to be a critical component of compensation that incents the NEOs to create long-term shareholder value. The 2016 Stock Option Plan is also considered to be a critical element in attracting, motivating and retaining senior executives.

Each NEO is eligible for an annual option grant that is approved by the Board, based on the recommendation of the HRCGC. The number of stock options granted to NEOs is based on a percentage of base salary. Previous grants of stock options to an NEO are taken into account when considering new grants.

Standard stock option awards under the 2016 Stock Option Plan are granted at market value in either Canadian dollars or U.S. dollars, vest at the discretion of the Board and expire no later than the tenth anniversary of the grant date. In the event of a change of control of the Corporation, the Board may accelerate the vesting of all unvested options such that they become immediately exercisable. From time to time, stock option awards may be granted with non-standard terms to achieve certain objectives.

Employee Share Unit Plan

All NEOs are eligible for grants under the Corporation’s Employee Share Unit Plan (the “ESUP”). The ESUP has been established to: (i) promote alignment of interests between employees and the shareholders of the Corporation; (ii) associate a portion of employees’ compensation with the returns achieved by shareholders of the Corporation; (iii) attract and retain employees with the knowledge, experience and expertise required by the Corporation, and (iv) provide employees with a total compensation which is competitive with that of those in similar positions where the Corporation competes for talent. The Board administers the ESUP. Grants to NEOs under the ESUP are based on a percentage of base salary and the participant receives a number of share units equal to the grant value divided by the weighted average market volume of the common shares of the Corporation for the five (5) days prior to the date of the grant. On vesting, share units are settled through common shares delivered from a share purchase trust. The Corporation funds the share purchase trust with sufficient cash to enable the trust to purchase in the open market the common shares necessary to satisfy the grants made to participants. No common shares are issued from treasury in connection with the ESUP. The trustee of the share purchase trust is Computershare who acts as an independent third party and administers the assets of the trust.

Standard ESUP grants have a vesting schedule such that one third of the ESUP grant vests on each of the first three anniversaries of the grant date. All NEO ESUP grants immediately vest in full on a change in voting control of the Corporation. From time to time, ESUP awards are granted with non-standard terms to achieve certain objectives. As noted above, as part of the 2017 Compensation Program, NEOs are now eligible to receive an annual bonus in the form of grants of RSUs under the ESUP that vest immediately.

Performance Graph

The following graph and table below compares the total cumulative shareholder return for the common shares with the cumulative returns of two Toronto Stock Exchange (“TSX”) indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of CDN$100 on December 31, 2011.

	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Common Shares	$141.9	$348.3	$192.9	$174.2	$132.5
S&P/TSX Small Cap Index	$95.1	$99.3	$94.1	$79.2	$107.0
S&P/TSX Composite Index	$104.0	$113.9	$122.4	$108.8	$127.9

The NEOs direct compensation is not based on performance of the Corporation’s share price and therefore the NEOs total compensation may not compare to the trends shown in the graph above. Changes to NEO total compensation have been made over the past several years to reflect market competitive compensation for similarly situated companies.

Summary Compensation Table

The following table sets forth the total compensation paid in respect of the NEOs for the fiscal years ended on December 31, 2014, December 31, 2015 and December 31, 2016.

Name, Principal Position	Fiscal Year	Salary(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Annual non-equity incentive plan(4) ($)	Other(5) ($)	Total ($)
Robert MacLean, Chief Executive Officer	2016 2015 2014	338,296 313,463 385,007	378,889 95,450 107,802	Nil 313,777 323,406	44,971 123,086 252,822	9,819 18,730 11,292	771,975 864,505 1,080,329
Christopher Barnard, President	2016 2015 2014	298,239 243,326 303,476	298,239 47,313 53,108	Nil 168,976 159,325	31,717 97,620 134,219	8,758 13,716 9,034	636,953 570,951 659,162
Michael D’Amico,(6) Chief Financial Officer	2016 2015 2014	195,258 47,042 -	120,806 - -	37,752 - -	38,441 - -	4,056 - -	396,313 47,042 -
Peter Lockhard, Chief Operating Officer	2016 2015 2014	241,612 242,934 271,770	144,967 72,880 81,531	Nil 72,880 81,531	37,469 75,846 129,850	7,211 7,249 8,077	431,259 471,789 572,759
Owen Tran,(7) Chief Technology Officer	2016 2015 2014	280,594 255,000 172,532	195,515 284,304 Nil	Nil 12,750 Nil	43,986 63,745 30,431	8,010 7,625 4,375	528,105 623,424 207,338

_________
Notes:

(1)

Salaries for each of Robert MacLean, Christopher Barnard, Michael D’Amico and Peter Lockhard are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average exchange rate for the year in which they were paid. Owen Tran’s salary is set and paid in US Dollars.

(2)

Share-based awards are subject to standard vesting terms and are granted as a dollar amount based on a percentage of base salary and are accounted for using the same value. Grant values for share-based awards are calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(3)

For 2014, 2015 and 2016, option-based awards were granted as dollar amounts based on a percentage of base salary and accounted for using the same value. Grant values for these option-based awards were calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(4)

Bonuses are paid in Canadian Dollars in the first quarter of the following year and were converted in the table above to US Dollars using the average exchange rate for the year for which they were earned.

(5)

In 2012, the Corporation established a deferred profit sharing plan for all of its employees including the NEOs. Amounts paid into the plan are paid in Canadian Dollars and were converted in the table above into US Dollars using the average exchange rate for the year in which they were paid.

(6)

Michael D’Amico was named interim CFO in November 2015 on a consulting basis and was not entitled to Share based awards, Option based awards or Annual non-equity incentives in 2015. He was appointed permanent CFO in April 2016 and is now entitled to the same awards as other NEOs. His 2016 salary amount includes consulting fees as interim CFO plus salary received as a full time employee.

(7)	Owen Tran was named CTO in August 2016.

Outstanding Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the NEOs as of December 31, 2016. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the- money options(1) ($)
Robert MacLean	35,351 47,843 37,305 104,001	9.74 15.94 30.84 12.34	March 19, 2017 March 18, 2018 March 17, 2019 March 16, 2020	14,146 Nil Nil Nil
Christopher Barnard	16,348 22,465 18,378 56,008	9.74 15.94 30.84 12.34	March 19, 2017 March 18, 2018 March 17, 2019 March 16 , 2020	6,542 Nil Nil Nil
Michael D’Amico	11,849	12.14	May 12, 2021	Nil
Peter Lockhard	5,289 10,629 9,405 24,156	9.74 15.94 30.84 12.34	March 19, 2017 March 18, 2018 March 17, 2019 March 16, 2020	2,116 Nil Nil Nil
Owen Tran	4,234	12.34	March 16, 2020	Nil

_____________
Notes

(1)	Based upon the closing price of the common shares on the TSX on December 30, 2016 of CDN$10.27 per Common Share and converted into US Dollars using the average exchange rate for the year.

Outstanding Share-Based Awards

The following table sets forth all outstanding share-based awards granted to the NEOs as of December 31, 2016. All awards were granted under standard terms unless otherwise noted.

Name	Number of units that have not vested (#)	Market value of unvested units ($)(1)	Market value of vested units not paid out ($)
Robert MacLean	64,547	500,517	Nil
Christopher Barnard	46,772	362,684	Nil
Michael D’Amico	13,180	102,201	Nil
Peter Lockhard	29,928	232,071	Nil
Owen Tran	36,873	299,386	Nil

_____________
Notes:

(1)	Based upon the closing price of the common shares on the TSX on December 30, 2016 of CDN$10.27 per Common Share and converted into US Dollars using the average exchange rate for the year.

Incentive Plan Awards

The following table sets forth the value of stock option and share-based awards that vested and the non-equity incentive plan compensation earned during the year ended December 31, 2016.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert MacLean	Nil	25,566	44,971
Christopher Barnard	Nil	12,007	31,717
Michael D’Amico	Nil	Nil	38,441
Peter Lockhard	Nil	17,039	37,469
Owen Tran	Nil	128,251	43,986

__________
Notes:

(1)

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the TSX on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

Termination and Change of Control Benefits

In the event the employment of Mr. MacLean is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. MacLean 180% of his base salary. In such circumstances Mr. MacLean is also entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options and share units accelerate by a period of 12 months. In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. MacLean has the right to elect to terminate his employment and receive a lump-sum payment equal to 180% of his then current base salary. In the event Mr. MacLean elects to terminate his employment in such circumstances, his outstanding stock options and share units accelerate by a period of 12 months and he is also entitled to continued medical and dental benefits for 12 months. If the change of control transaction is specifically a voting change of control, all of Mr. MacLean’s options and share units vest immediately in the same manner as the other NEOs.

In the event that Mr. Barnard’s employment is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Barnard a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. Upon termination of Mr. Barnard’s employment by the Corporation for any reason other than cause, all of Mr. Barnard’s outstanding stock options and share units vest immediately. In addition, upon a change of control of the Corporation (whether by voting control, control of the board of directors or other change of control transaction), Mr. Barnard has the right to elect to terminate his employment and receive a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. If Mr. Barnard exercises such right to terminate his employment, all of Mr. Barnard’s outstanding stock options and share units vest immediately.

In the event the employment of Mr. D’Amico is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. D’Amico three months base salary. In such circumstances, Mr. D’Amico is also entitled to continued medical and dental benefits for three months and the vesting of all outstanding share units accelerate based on a pro-rated calculation at the time of termination as set out in the ESUP. All outstanding options and share units held by Mr. D’Amico vest immediately upon any change of voting or other control of the Corporation.

In the event the employment of Mr. Lockhard is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Lockhard 12 months base salary plus 100% of the potential bonus he is entitled to under the Corporation’s standard bonus plan. In such circumstances, Mr. Lockhard is also entitled to continued medical and dental benefits for 12 months and the vesting of all outstanding stock options and share units accelerate by a period of 12 months. All outstanding options and share units held by Mr. Lockhard vest immediately upon any change of voting or other control of the Corporation.

In the event the employment of Mr. Tran is terminated by the Corporation without cause and without notice, the Corporation is required to pay Mr. Tran 6 months base salary. In such circumstances, the vesting of all outstanding share units will accelerate. RSUs granted prior to August 10, 2016 will accelerate based on a pro-rated calculation at the time of termination as set out in the ESUP and RSUs granted on or after August 10, 2016 will accelerate by a period of 12 months. All outstanding options and share units held by Mr. Tran vest immediately upon any change of voting or other control of the Corporation.

The following table summarizes the estimated incremental compensation to the NEOs triggered by the respective events set forth below. Unless otherwise stated, it is assumed that the event took place on December 31, 2016.

Name	Triggering Event	Total Incremental Compensation ($)	Severance / Termination Benefit ($)	Stock Options(1) ($)	Restricted Share Units(1) ($)
Robert MacLean	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	751,961 1,123,595 751,961	608,932 608,932(2) 608,932(2)	14,146 14,146 14,146	128,883 500,517 128,883
Christopher Barnard	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	667,465 667,465 667,465	298,239(3) 298,239(4) 298,239(4)	6,542 6,542 6,542	362,684 362,684 362,684
Michael D’Amico(5)	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	45,302 102,201 102,201	45,302 Nil Nil	Nil Nil Nil	Nil 102,201 102,201
Peter Lockhard	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	388,541 234,187 234,187	338,256 Nil Nil	2,116 2,116 2,116	48,169 232,071 232,071
Owen Tran	Term. w/o Cause/Notice Change of Voting Control Other Change of Control	262,745 285,922 285,922	156,000 Nil Nil	Nil Nil Nil	106,745 285,922 285,922

__________
Notes:

(1)

Calculated for all vested options and restricted share units assuming such options and units were exercised and sold on December 30, 2016, based upon the closing price of the common shares on the TSX on December 30, 2016 of CDN$10.27 per Common Share and converted into US Dollars using the average exchange rate for the year.

(2)	Calculation assumes that Mr. MacLean exercises his right to terminate his employment and receive the benefits in his employment agreement.
(3)	Calculation assumes that Mr. Barnard would not be entitled to additional compensation under applicable law beyond 100% of his base salary.
(4)

The calculations for Mr. Barnard assume that he would not be entitled to additional compensation under applicable law beyond 100% of his base salary and that he elects to exercise his right to terminate his employment and receive the benefits in his employment agreement.

(5)	Michael D’Amico was named permanent CFO in April 2016.

Compensation of Directors

For 2016, Directors who were not also executive officers (“Outside Directors”) were paid an annual retainer in accordance with their level of participation. Outside Directors do not receive per meeting fees.

	Annual Retainer Chair (CDN$)	Annual Retainer Non Chair (CDN$)
Board of Directors	83,500	50,000
Audit Committee	18,000	10,000
Human Resources and Corporate Governance Committee	11,000	7,500

Outside Directors’ compensation for 2016 was paid in cash and in stock option grants. Annual retainer fees were paid 50% in cash and 50% in stock options under the Legacy Stock Option Plan and the 2016 Stock Option Plan with standard terms (i.e., equal vesting over three years and five year expiration) and immediately vest in full upon a change in voting control of the Corporation. The option component of the compensation is typically granted annually in advance during the first quarter of the Corporation’s fiscal year. The specific number of options granted is determined through use of a Black Scholes valuation in accordance with accounting fair value. Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings in person.

As part of the 2017 Compensation Program approved by the Board, the Corporation will no longer pay any portion of the Outside Directors’ compensation in stock option grants. Instead, commencing in March, 2017 annual retainer fees will now be paid 50% in cash and 50% in RSUs under the ESUP with vesting in full on the first anniversary of the grant date and immediately vesting in full upon a change in voting control of the Corporation. The RSU component of the compensation will be granted annually in advance during the first quarter of the Corporation’s fiscal year. In addition, any outstanding unvested stock options previously granted to the Outside Directors as part of their compensation for prior years will be subject to accelerated vesting in March, 2017.

Director Compensation Table

The following table sets forth the compensation paid to or earned by the Outside Directors during the fiscal year ended December 31, 2016.

Name	Fees earned(1) ($)	Share-based awards(2) ($)	Option-based awards(3) ($)	Total compensation(4) ($)
David Adams	15,101	Nil	15,101	30,202
Bernay Box	38,130	Nil	38,130	76,259
Michael Beckerman	18,876	Nil	18,876	37,752
Douglas Carty	25,671	Nil	25,671	51,343
Bruce Croxon	21,707	Nil	21,707	43,415
Craig Miller(5)	12,584	Nil	12,584	25,168
John Thompson	26,804	Nil	26,804	53,608

__________
Notes:

(1)

Calculated as the director fees earned for meeting attendance and the cash portion of retainer fees paid for participation occurring in 2016. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average exchange rate for the year.

(2)	As discussed above, commencing in March, 2017 Outside Directors will be paid 50% of their annual retainer fees in RSUs under the ESUP.
(3)

Option-awards were granted as a dollar amounts and accounted for using the same value. Grant values for these option-based awards were calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(4)	Does not include reimbursement of out-of-pocket expenses incurred for the purpose of attending Board and committee meetings.
(5)	Mr. Miller is not standing for re-election to the Board at the Meeting.

Outstanding Director Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the Outside Directors as of December 31, 2016. All awards were granted under standard terms unless otherwise noted.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options(1) ($)
David Adams	4,740	12.14	May 12, 2021	Nil
Bernay Box	6,318 6,164 5,225 13,117 11,452 3,186	9.74 15.94 30.84 12.34 9.89 10.54	March 19, 2017 March 18, 2018 March 17, 2019 March 16, 2020 March 10, 2021 August 22, 2021	2,528 Nil Nil Nil 3,286 Nil
Michael Beckerman	2,116 2,064 2,613 6,494 5,669 593 1,577	9.74 15.94 30.84 12.34 9.89 12.14 10.54	March 19, 2017 March 18, 2018 March 17, 2019 March 16, 2020 March 10, 2021 May 12, 2021 August 22, 2021	847 Nil Nil Nil 1,627 Nil Nil
Douglas Carty	3,847 3,753 3,553 8,832 7,710 2,145	9.74 15.94 30.84 12.34 9.89 10.54	March 19, 2017 March 18, 2018 March 17, 2019 March 16, 2020 March 10, 2021 August 22, 2021	1,539 Nil Nil Nil 2,212 Nil
Bruce Croxon	2,481 2,421 2,952 7,468 6,520 1,813	9.74 15.94 30.84 12.34 9.89 10.54	March 19, 2017 March 18, 2018 March 17, 2019 March 16, 2020 March 10, 2021 August 22, 2021	993 Nil Nil Nil 1,871 Nil
Craig Miller(2)	3,950	12.14	May 12, 2021	Nil
John Thompson	3,741 3,650 3,710 9,221 8,050 2,240	9.74 15.94 30.84 12.34 9.89 10.54	March 19, 2017 March 18, 2018 March 17, 2019 March 16, 2020 March 10, 2021 August 22, 2021	1,497 Nil Nil Nil 2,310 Nil

________
Notes:

(1)	Based upon the closing price of the common shares on the TSX on December 30, 2016 of CDN$10.27 per Common Share and converted into US Dollars using the average exchange rate for the year.
(2)	Mr. Miller is not standing for re-election to the Board at the Meeting.

Director Incentive Plan Awards

The following table sets forth the value of the stock option awards granted to the Outside Directors that vested during the fiscal year ended December 31, 2016.

Name	Option-based awards – Value vested during the year ($)(1)
David Adams	Nil
Bernay Box	Nil
Michael Beckerman	Nil
Douglas Carty	Nil
Bruce Croxon	Nil
Craig Miller(2)	Nil
John Thompson	Nil

________
Notes:

(1)

Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the TSX on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

(2)	Mr. Miller is not standing for re-election to the Board at the Meeting.

Share Ownership Guidelines

To more closely align the members of the Board and certain members of senior management with the interests of shareholders, as part of the 2017 Compensation Program the Board approved a share ownership policy.

The share ownership policy requires directors, NEOs and certain other members of senior management to own, directly or indirectly, a minimum number of common shares and/or RSUs based on targets varying by position level. The directors and members of senior management subject to the policy are required to achieve the ownership requirements by the fifth anniversary of the date that such individuals first become subject to the policy. The following table sets forth the ownership requirements for the directors and the NEOs:

Position	Ownership Requirement
Chief Executive Officer	3 times base salary
Other NEOs	1 times base salary
Outside Directors	3 times annual retainer

For purposes of determining compliance with the ownership requirements, ownership levels will be calculated annually as at December 31 based on the volume weighted average price of the common shares on the TSX for the five consecutive trading days immediately prior to the applicable calculation date.

The current directors and NEOs of the Corporation have until February 7, 2022 to meet the applicable ownership requirements.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of common shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of common shares remaining available for future issuance under equity compensation plans (excluding options, warrants and rights issued and outstanding) (#)
Legacy Stock Option Plan(1)	691,902	11.47	Nil
2016 Stock Option Plan(2)	32,093	8.62	805,865

__________
Notes:

(1)

Table amounts are calculated as of December 31, 2016. The Legacy Stock Option Plan was approved by the shareholders of the Corporation. Options issued under the Legacy Stock Option Plan are exercisable for common shares of the Corporation in accordance with the terms of the plan. Weighted-average exercise price of outstanding Options are calculated in Canadian Dollars and converted into US Dollars at the closing exchange rate on December 31, 2016.

(2)

The 2016 Stock Option Plan was approved by the shareholders of the Corporation. Options issued under the 2016 Stock Option Plan are exercisable for common shares of the Corporation in accordance with the terms of the plan. Weighted-average exercise price of outstanding Options are calculated in Canadian Dollars and converted into US Dollars at the closing exchange rate on December 31, 2016.

Summary of 2016 Stock Option Plan

On March 2, 2016, the Board adopted a new stock option plan (the “2016 Stock Option Plan”) for directors, employees and consultants which was approved by shareholders at the Corporation’s 2016 annual and special meeting of shareholders. The 2016 Stock Option Plan replaces the Legacy Stock Option Plan (see discussion below), and no new options will be able to be granted under the Legacy Stock Option Plan.

Pursuant to the 2016 Stock Option Plan, the Corporation may grant options (“Options”) for the purchase of common shares to any employee, director or consultant of the Corporation or any of its affiliates. Consistent with prior plans, the purpose of the 2016 Stock Option Plan is to attract, retain and reward individuals who are expected to contribute significantly to the success of the Corporation and its affiliates, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Corporation and, in general, to further the best interests of the Corporation and its shareholders. The number of common shares available for issuance under the 2016 Stock Option Plan shall not exceed the greater of: (i) 1,529,860 (being 10% of the common shares issued and outstanding on March 2, 2016); and (ii) 10% of the common shares issued and outstanding on any date after March 2, 2016, in each case (A) less the number of common shares issuable under awards granted under all other security based compensation arrangements of the Corporation, (B) subject to the “evergreen” features of the 2016 Stock Option Plan described below and (C) the ability of the Board to make appropriate adjustments under the anti-dilution provisions of the 2016 Stock Option Plan. The maximum number of common shares issuable to insiders, at any time, under the 2016 Stock Option Plan and all other security based compensation arrangements of the Corporation is 10% of the Corporation’s total issued and outstanding common shares, and the number of common shares issued to insiders within any one-year period under the 2016 Stock Option Plan and all other security based compensation arrangements of the Corporation may not exceed 10% of the then issued and outstanding common shares of the Corporation.

Taking into account the number of common shares subject to outstanding options under the Legacy Stock Option Plan, the total number of common shares presently available for grant under the 2016 Stock Option Plan is 805,865 (representing 5.42% of the currently issued and outstanding common shares). Every three years after May 5, 2016, all unallocated common shares under the 2016 Stock Option Plan will be submitted for approval to the Board and thereafter the shareholders of the Corporation. As of the date of this Circular: (i) 32,093 common shares, representing 0.22% of the currently outstanding common shares, have been issued under the 2016 Stock Option Plan; and (ii) the total number of common shares issuable pursuant to outstanding options is 723,995, representing 4.87% of the currently outstanding common shares.

Any common shares that are subject to an Option or an option granted under any other security based compensation arrangement of the Corporation that is exercised, expires, is forfeited, is settled, is cancelled or terminated, and any common shares representing the difference between the number of shares in respect of which Option is exercised in accordance with the “cashless exercise” provisions of the 2016 Stock Option Plan and the number of shares required to be issued upon such exercise under those provisions, will again become available for grant under the 2016 Stock Option Plan. As a result of the features described above in this paragraph, the 2016 Stock Option Plan is considered to be an “evergreen” plan.

The exercise price of the Options is fixed by the Board at the grant date and may not be less than the “market price” on the date of the grant as determined in accordance with the 2016 Stock Option Plan and applicable stock exchange rules. Options vest at the discretion of the Board, which vesting schedule is generally fixed at the time of the grant by the Board. Options granted under the 2016 Stock Option Plan may have a term of up to 10 years, subject to an extension of the scheduled expiry date in the event the option would otherwise expire during a “blackout period” to the 10th business day following the expiration of the “blackout period”. Options granted under the 2016 Stock Option Plan are not transferable or assignable, other than in the case of death as set out in the 2016 Stock Option Plan. The 2016 Stock Option Plan allows for the cashless exercise of Options upon surrender of an Option, or any portion thereof, in lieu of exercising the same, if the holder of the Options (a “Holder”) so elects.

Unless otherwise permitted by the Board, upon (i) in the case of an employee that is a Holder, termination of such Holder’s employment for any reason other than for cause (including voluntary resignation, retirement or death), (ii) in the case of a director of the Corporation that is a Holder, such Holder ceasing to hold office as a result of removal by the shareholders or voluntary resignation and (iii) in the case of a consultant of the Corporation that is a Holder and whose consulting agreement or arrangement with the Corporation is terminated for any reason other than for breach or default of the consulting agreement or arrangement (including voluntary termination or death), any unvested Options held by the Holder as at the termination date immediately expire and all vested options held by the Holder as at the termination date may be exercised until the earlier of: (A) the expiry date of the Options; or (B) 90 days after the termination date (provided that the termination is not due to criminal act, or in the case of a director, breach of fiduciary duty, as applicable, in which case all vested Options will immediately expire), after which time all Options will expire. Unless otherwise permitted by the Board, upon termination of a Holder’s employment for cause or termination of a Holder’s consulting agreement or arrangement with the Corporation for breach or default of the consulting agreement or arrangement, all Options (whether vested or unvested) held by the Holder as at the termination date immediately expire.

In the event of a “change of control” of the Corporation, the Board may, in its discretion, accelerate the vesting of all unvested Options such that they become immediately exercisable and, if requested by the Holder, the Corporation will pay each Holder an amount in cash equal to the whole number of common shares covered by the holder’s Options multiplied by the amount by which the price paid for a common share pursuant to the change of control transaction exceeds the exercise price of the Options, net of any withholding taxes and source deductions. The Corporation will pay the foregoing amounts contemporaneously with completion of the transaction resulting in the change of control.

The 2016 Stock Option Plan specifies the types of amendments to the provisions of the 2016 Stock Option Plan and any Option granted thereunder that will and will not require the approval of shareholders in order to be effective. Subject to those amendments which specifically require shareholder approval (described below) and any required regulatory approval, the Board may amend the 2016 Stock Option Plan and any outstanding Option without the consent of shareholders for any purpose, including, without limitation, to: (i) ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or stock exchange; (ii) amendments of a “housekeeping” nature, including amendments relating to the administration of the 2016 Stock Option Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision thereof; (iii) change the vesting and exercise provisions of the 2016 Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Board’s discretion; (iv) change the termination provisions of the 2016 Stock Option Plan or any Option which, in the case of an Option, does not entail an extension beyond an Option’s originally scheduled expiry date; (v) change the provisions on transferability of Options for normal estate settlement purposes; (vi) change the process by which a Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; and (vii) add a conditional exercise feature which would give participants the ability to conditionally exercise in certain circumstances determined by the Board in its discretion, at any time up to a date determined by the Board in its discretion, all or a portion of those Options granted to such participants which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Board has determined shall be immediately vested and exercisable in such circumstances.

In addition to such amendments as may require shareholder approval under applicable laws, the approval of shareholders will be required for the following amendments, in each case unless the amendment results from the application of the anti-dilution provisions of the 2016 Stock Option Plan: (i) any amendment to the amendment provisions of the 2016 Stock Option Plan which is not an amendment within the nature of paragraphs (i) or (ii) in the preceding paragraph requiring the approval of the Board only; (ii) any amendment to increase the maximum number of common shares issuable under the 2016 Stock Option Plan; (iii) any amendment that would reduce the option price of an outstanding Option (including a cancellation and reissue of an Option constituting a reduction in the option price) or extension of the period during which an Option may be exercised; (iv) any amendment to remove or exceed the plan limits described herein; (v) any amendment to expand the eligibility criteria under the 2016 Stock Option Plan; and (vi) any amendment to the provisions of the 2016 Stock Option Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

Summary of the Legacy Stock Option Plan

The Corporation has maintained a stock option plan (the “Legacy Stock Option Plan”) to provide certain directors, officers, employees and service providers with an increased incentive to contribute to the future success and prosperity of the Corporation. The Board and management believe that the Legacy Stock Option Plan and the incentive provided thereby was an important tool in enhancing the value of the Corporation for the benefit of all shareholders and increased the ability of the Corporation to attract and retain individuals of exceptional skill.

As at December 31, 2016, the maximum number of common shares issuable under the Legacy Stock Option Plan was 2,250,000, representing 14.70% of the then outstanding common shares. As of the date of this Circular: (i) 1,206,258 common shares, representing 7.88% of the currently outstanding common shares, have been issued under the Legacy Stock Option Plan in respect of exercised options; and (ii) the total number of common shares issuable pursuant to outstanding options is 691,902, representing 4.65% of the currently outstanding common shares.

In connection with the approval of the 2016 Stock Option Plan, the Legacy Stock Option Plan was closed by the Board and all future grants of stock options will be made pursuant to the 2016 Stock Option Plan. The Legacy Stock Option Plan will remain in effect only in respect of options granted and outstanding under it.

The exercise price of options issued under the Legacy Stock Option Plan were fixed by the Board at 100% of the “Market Value” or such higher amount as the Board determined appropriate. “Market Value” is defined in the Legacy Stock Option Plan as the volume weighted average trading price of the common shares (calculated by dividing the total value by the total volume of common shares traded for the relevant period) on the TSX for the five consecutive trading days ending immediately on the trading day prior to the grant date.

The maximum term of each option granted under the Option Plan is ten years and, in practice, the Board typically set a five year term. The typical vesting schedule was set so that one third of the option grant vests on each of the first three anniversaries of the option grant date; however, in exceptional circumstances the Board set different vesting periods or conditions including performance based vesting conditions. Options granted to directors, officers and director level employees under the Legacy Stock Option Plan vest immediately upon a change of voting control of the Corporation.

Generally, where an employee is terminated for cause or voluntarily resigns, the options granted to them under the Legacy Stock Option Plan terminate immediately upon the termination of employment. In most other circumstances, options granted under the Legacy Stock Option Plan will terminate 90 days after an individual ceases to be an officer, director, employee or service provider. Options that were granted under the Legacy Stock Option Plan may not be assigned or transferred and, except in the case of the death of a Participant, are exercisable only by the Participant.

The Board may amend the Legacy Option Plan or any option outstanding thereunder at any time in its absolute discretion without the approval of the shareholders of the Corporation, including but not limited to, to introduce the following: a change in the process by which a participant in the Legacy Stock Option Plan who wishes to exercise his or her option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; a change to the termination provisions for the Legacy Stock Option Plan or for an option so long as the change does not otherwise contravene any other provision of the Legacy Stock Option Plan; a change to the terms of the Legacy Stock Option Plan relating to the effect of termination, cessation or death of a participant thereunder on the right to exercise options; a change to provisions on the transferability of options for normal estate settlement purposes; housekeeping changes (such as a change to correct an immaterial inconsistency, clerical error, omission or a change to update an administrative provision); and a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Notwithstanding the foregoing, the following amendments to the Legacy Stock Option Plan or to an option outstanding at any time shall be made only upon requisite approval by the shareholders of the Corporation: reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option); amending the Legacy Stock Option Plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the Legacy Stock Option Plan or amending the applicable period from the expiry date of a blackout period to the expiry date of an option; changing the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes; and extending the term of an option held by an insider; unless the change results from application of the anti-dilution provisions of the Legacy Stock Option Plan.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

As at the date of this Circular, no executive officer, director or employee of the Corporation (or any former executive officer, director or employee) is indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation’s approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of Form 58-101F1 (under National Instrument 58-101 – Disclosure of Corporate Governance Practices).

SHAREHOLDER PROPOSALS

Pursuant to section 137(5)(a) of the CBCA, any notice of a shareholder proposal intended to be raised at the Corporation’s next annual meeting must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 5, 2016 to be considered for inclusion in the management information circular to be furnished in connection with the solicitation by, or on behalf of, the management of Points of proxies to be used at the next annual meeting.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL PROXY INFORMATION

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Corporation without special compensation. The Corporation is not relying on the “notice-and-access” provisions of Canadian securities laws. The cost of the solicitation will be borne directly by the Corporation. In some instances, the Corporation has distributed copies of this Circular and other related materials to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to shareholders whose common shares are held by or in the custody of those Intermediaries. The Intermediaries are required to forward the Meeting materials to non-registered shareholders. The Corporation intends to reimburse such Intermediaries for permitted fees and costs incurred by them in mailing the Meeting materials to beneficial owners.

Voting of Proxies

Non-Registered Shareholders

If your common shares are held in a brokerage account or otherwise through an intermediary you are a non-registered or beneficial shareholder and a Voting Instruction Form was mailed to you with this package. The Voting Instruction Form contains instructions on how to vote your common shares.

Registered Shareholders

If your common shares are held in your own name you are a registered shareholder and are requested to vote your shares in accordance with the instructions on the form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof, whether or not they are able to attend personally. Submit your proxy in sufficient time to ensure your votes are received by the offices of COMPUTERSHARE TRUST COMPANY OF CANADA ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO ONTARIO M5J 2Y1 TO ARRIVE NO LATER THAN 9:00 A.M. (EASTERN TIME) ON MAY 2, 2017, OR NOT LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS IN THE CITY OF TORONTO) PRIOR TO THE TIME SET FOR THE MEETING OR ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, PROVIDED HOWEVER, THAT THE CHAIRMAN OF THE MEETING MAY, IN HIS SOLE DISCRETION, ACCEPT PROXIES DELIVERED TO HIM UP TO THE TIME WHEN ANY VOTE IS TAKEN AT THE MEETING OR ANY ADJOURNMENT THEREOF, OR IN ACCORDANCE WITH ANY OTHER MANNER PERMITTED BY LAW.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation.

A registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

A non-registered shareholder desiring to appoint some other person, who need not be a shareholder, to represent him or her at the Meeting, may do so by following the instructions on the Voting Instruction Form.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney duly authorized in writing or, if the shareholder is a body corporate, under its corporate seal, or by a duly authorized officer or attorney and deposited either with Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1 so that it arrives at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Exercise of Vote by Proxy

The common shares of the Corporation represented by properly executed proxies will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which shareholders have failed to specify the manner of voting, the shares represented by such proxies will be voted as follows: (i) FOR the nominees for director set out in this Circular and (ii) FOR the appointment of KPMG LLP as auditors.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

Quorum and Record Date

The presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The Board has fixed the close of business on March 30, 2017 as the Record Date, being the date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting.

Voting Shares and Principal Holders Thereof

As of the date of this Circular, the common shares of Points are the only outstanding voting securities. The holders of the common shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of common shares are entitled to cast one vote per share. As at the date of this Circular, there were 14,867,374 common shares outstanding. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of the common shares held by persons present in person or by proxy, voting together as a single class.

Pembroke Management Ltd. (“Pembroke”) is the only person or company who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote at the Meeting. Pembroke beneficially owns, directly or indirectly, or exercises control or direction over, 1,593,000 common shares, representing approximately 10.7% of the voting rights attached to the common shares currently outstanding.

ADDITIONAL INFORMATION

The Corporation’s financial information is contained in its comparative financial statements for the fiscal year ended December 31, 2016 and the Management’s Discussion and Analysis related thereto. Information concerning the Corporation’s Audit Committee may be found in the Corporation’s Annual Information Form under the heading “AUDIT COMMITTEE”. Additional information about the Corporation is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Secretary of the Corporation at 111 Richmond Street W., Suite 700, Toronto, Ontario M5H 2G4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of: (i) the Corporation’s most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein; (ii) the Corporation’s most recently filed comparative annual financial statements, together with the report of the Corporation’s auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and (iii) the Corporation’s Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to KPMG LLP, the auditors of the Corporation.

DATED at Toronto, Ontario, this 8th day of March, 2017.

By Order of the Board of Directors

Robert MacLean
Chief Executive Officer

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s corporate governance disclosure required by National Instrument 58-101 – Disclosure of Corporate Governance Practices is set out below.

Disclosure Requirement	Corporation’s Disclosure

Board of Directors

Disclose the identity of directors who are independent.	Messrs. David Adams, Michael Beckerman, Bernay Box, Douglas Carty, Craig Miller, John Thompson and Bruce Croxon are independent directors.

Mr. Charles Gillman, a proposed director, is also independent.

Mr. Miller is not standing for re-election to the Board at the Meeting.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Messrs. Robert MacLean and Christopher Barnard are not independent directors because they are the Chief Executive Officer and President of the Corporation, respectively.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Carty is a director of Wajax Corporation, a Canadian listed issuer, and a director of YRC Worldwide Inc., a U.S. listed issuer.

Mr. MacLean is a director of Prodigy Ventures Inc., a Canadian listed issuer.

Mr. Gillman is a director of Hill International, Inc., a U.S. listed issuer, Digirad Corporation, a U.S. listed issuer, Novation Companies, Inc., a U.S. listed issuer, and Solitron Devices, Inc., a U.S. listed issuer.

Disclosure Requirement	Corporation’s Disclosure

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board generally meets without management and non-independent directors at each Board meeting held to consider interim and annual financial statements. In 2016, the Board held 5 such meetings without management and non-independent directors present.

The Audit Committee generally holds an in camera session with the Corporation’s external auditor at each Board meeting held to consider interim and annual financial statements. In 2016, the Audit Committee held 4 such in camera sessions.

The Human Resources and Corporate Governance Committee (HRCGC) meets without management at each meeting. In 2016, the HRCGC held 4 such in camera sessions.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Box is the Chairman of the Board and is an independent director.

His role and responsibilities in this capacity are as follows:

Board Leadership

The Chairman will provide leadership to directors in discharging their mandate as set out in the Board Mandate, including by:

• leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

• promoting cohesiveness among the directors; and

• being satisfied that the responsibilities of the Board and its Committees are well understood by the directors.

Relationship with Chief Executive Officer

The Chairman shall provide advice, counsel and mentorship to the CEO.

Information Flow

The Chairman shall promote the delivery of information to the directors on a timely basis to keep the directors fully apprised of all matters which are material to directors at all times.

The Chairman shall be satisfied that the information requested by any director is provided and meets the needs of that director.

Disclosure Requirement	Corporation’s Disclosure
Meetings of the Board

In connection with meetings of the directors, the Chairman shall be responsible for the following:

	•	scheduling meetings of the directors;

	•	coordinating with the chairmen of the committees of the directors to schedule meetings of the committees;

•

ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Corporation;

	•	setting the agenda for meetings of the Board;

	•	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations;

	•	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

	•	presiding over meetings of the directors; and

	•	encouraging free and open discussion at meetings of the Board.

Meetings of Shareholders

The Chairman shall preside over meetings of Points’ shareholders.

Other Responsibilities

The Chairman shall perform such other functions:

	•	as may be ancillary to the duties and responsibilities described above; and

	•	as may be delegated to the Chairman by the Board from time to time.

Disclosure Requirement	Corporation’s Disclosure

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Attendance Record of current directors for 2016:

	•	David Adams – 2 of 2 Board Meetings and 2 of 2 committee meetings;

	•	Christopher Barnard – 5 of 5 Board meetings;

	•	Michael Beckerman – 5 of 5 Board meetings and 2 of 2 committee meetings;

	•	Bernay Box – 5 of 5 Board meetings and 8 of 8 committee meetings;

	•	Doug Carty – 5 of 5 Board meetings and 4 of 4 committee meetings;

	•	Bruce Croxon – 5 of 5 Board meetings and 4 of 4 committee meetings;

	•	Rob MacLean – 5 of 5 Board meetings;

	•	Craig Miller – 2 of 2 Board meetings; and

	•	John Thompson – 5 of 5 Board meetings and 8 of 8 committee meetings.
Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Exhibit A to this Circular.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written position descriptions for the Chairman and the chair of each committee of the Board. The position description for the Chairman is included above.

Disclosure Requirement	Corporation’s Disclosure

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A written position description has been adopted for the CEO.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:	Newly appointed directors are provided with a copy of the Corporation’s Board Manual which describes their duties at law, contains the mandates for the Board and its committees, and includes other relevant information. Newly appointed directors are also provided with open access to senior management and other members of the Board in order to obtain information regarding the nature and operation of the Corporation’s business. The Corporation has implemented an electronic system which allows for posting and archiving all Board information. Board of Directors and senior management have access to this information through secure access at all times.

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Board is briefed regularly on the Corporation’s business, strategy and financial performance. Board members are provided with open and frequent direct communication with senior management.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:	The Corporation has adopted a Code of Business Conduct and Ethics which was approved by the Board and applies to all the Corporation’s directors, officers and employees.

(i) disclose how a person or company may obtain a copy of the code;	A copy of the Code of Business Conduct & Ethics is available on the Corporation’s website at www.points.com.

Disclosure Requirement	Corporation’s Disclosure

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees are required to sign an acknowledgement regarding the Code of Business Conduct and Ethics upon hiring. The Corporation maintains a whistleblower hotline and protocol for ensuring that any matters are brought to the attention of an independent officer of the Corporation. Any matters relating to breaches of the Code of Business Conduct and Ethics are reported directly to the HRCGC. All employees are informed of whistleblower hotline and can report anonymously.

(iii)      provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been filed or required to be filed since the beginning of the 2016 fiscal year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct & Ethics.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board takes all steps required by applicable legal, regulatory and accounting standards. The Board is subject to the same Code of Business Conduct & Ethics as the Corporation’s employees.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board does not take any other specific steps.
Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.

The HRCGC, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new candidates for appointment or election to the Board. When considering a potential candidate the HRCGC generally considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Potential candidates are screened to ensure that they possess the requisite qualities, business judgement, experience, financial literacy and communication skills.

Disclosure Requirement	Corporation’s Disclosure

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The HRCGC acts as the nominating committee and is composed entirely of independent directors.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the HRCGC are set forth in the Circular under the heading “Executive Compensation”.

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has oversight responsibility for the structure of the Corporation’s compensation strategy as well as the total compensation of the members of the Board and the Chief Executive Officer of the Corporation. The HRCGC is responsible for assisting the Board in discharging its oversight responsibilities relating to compensation. Further information regarding the process by which director and executive officer compensation is determined is set forth in the Circular under the heading “Executive Compensation”.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HRCGC is comprised entirely of independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the HRCGC are set forth in the Circular under the heading “Executive Compensation”.

Disclosure Requirement	Corporation’s Disclosure

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any committees other than the Audit Committee and the HRCGC.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Board, Board committees and directors are not formally assessed on a regular basis as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. Board and committee members are carefully selected to ensure a high performing Board and committee structure. The small size of the Board allows for collegiality and effective deliberation and exchange of information. The Chairman of the Board is also responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements will be implemented and overseen by the Board. A more formal process will be instituted as, if, and when the Board considers it to be necessary.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on the board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporation has not adopted term limits or other mechanisms for forcing the replacement of its directors. The Board believes that such renewal and the new perspectives it brings can happen naturally without imposing arbitrary limits on the tenure of its directors. In addition, in light of the business of the Corporation and the time necessary for persons to develop a thorough understanding of it, the Board believes that the quality of Board level decisions directly benefits from the continuity, experience and knowledge that comes from permitting longer-term service on the Board. The Board believes that the key is to select directors through a careful and thoughtful process designed to secure high quality candidates most capable of fostering the Corporation’s needs and objectives, based on their individual qualifications, experience, and expertise, having regard to a variety of factors, including diversity.

Disclosure Requirement	Corporation’s Disclosure

Policies Regarding the Representation of Women on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

At present the Corporation has not adopted a written policy relating to the representation of women on the Board. The Board recognizes the potential benefits of promoting diversity at the Board level, however, the Board does not believe that strict rules on diversity are necessary to identify and select the best candidates to serve on the Board. Rather, identification and selection are based on merit, having regard to the various skills and competencies required for the Board, and diversity is one of several factors that is considered in this regard.

In 2015, the HRCGC undertook a search for candidates for election to the Board at the 2016 annual meeting. The candidate search was specifically designed to include women and 38% of the candidates considered were women. Of the total number of individuals interviewed, 43% were women. The final selection of candidates took into consideration a number of factors including the mix of skills and competencies of current board members against the potential candidates, the availability of potential candidates and their ability to devote the necessary time to satisfy the demands of service on the board.

If the issuer has adopted a policy referred to above, disclose the following in respect of the policy:	As discussed above, the Corporation has not adopted such a policy.

(i) short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Disclosure Requirement	Corporation’s Disclosure

Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

In identifying, assessing and selecting possible candidates for nomination to the Board or re-election, the Board has historically considered various diversity criteria, including gender, race, ethnicity, sexual identity/orientation, age, cultural background, geographical representation, professional and industry expertise, educational background, religion and political affiliation. Selection is based on merit, having regard to the various skills and competencies required for the Board, and diversity is one of several factors that is considered in this regard.

In 2015, the HRCGC undertook a search for candidates for election to the Board at the 2016 annual meeting. The candidate search was specifically designed to include women and 38% of the candidates considered were women. Of the total number of individuals interviewed, 43% were women. The final selection of candidates took into consideration a number of factors including the mix of skills and competencies of current board members against the potential candidates, the availability of potential candidates and their ability to devote the necessary time to satisfy the demands of service on the board.

Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Corporation believes that meaningful benefits can accrue from maintaining, wherever possible, a pool of motivated employees which is inclusive of individuals across various diversity criteria, including gender, race, ethnicity, sexual identity/orientation, age, cultural background, geographical representation, professional and industry expertise, educational background, religion and political affiliation. In identifying and considering potential candidates for executive appointments, the Board may consider factors such as years of service, regional background, merit, experience and qualification as well as diversity. In addition, the relative diversity of the Corporation’s executive team is also driven by other factors, many of which are outside of the control of the Corporation, including rate of employee turnover, when hiring and promotion opportunities arise, the available pipeline of staff with the necessary skills and experiences, and various other factors. Accordingly, the Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity where possible.

Disclosure Requirement	Corporation’s Disclosure

Issuer’s Targets Regarding the Representation of Women in Executive Officer Appointments

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

At present the Corporation has not adopted a target regarding representation of women on the Board. The Board recognizes the potential benefits of promoting diversity, however, the Board does not believe that strict rules on diversity are necessary to identify and select the best candidates. Rather, identification and selection are based on merit, having regard to the various skills and competencies required for the Board and diversity is one of several factors that is considered in this regard.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

At present the Corporation has not adopted a target regarding representation of women in executive officer positions. Diversity, including promoting the level of female representation in executive officer positions, is one of many factors that is used in consideration for hires and promotions. Accordingly, the Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity where possible.

If the issuer has adopted a target referred to above, disclose:	As discussed above, the Corporation has not adopted any targets.

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

Number of Women on the Board and in Executive Officer Positions

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	The Corporation does not currently have any female directors on the Board.

In 2015, the HRCGC undertook a search for candidates for election to the Board at the 2016 annual meeting. The candidate search was specifically designed to include women and 38% of the candidates considered were women. Of the total number of individuals interviewed, 43% were women. The final selection of candidates took into consideration a number of factors including the mix of skills and competencies of current board members against the potential candidates, the availability of potential candidates and their ability to devote the necessary time to satisfy the demands of service on the board.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	The Corporation has one female officer (11%) and one visible minority (11%) on its nine member executive leadership team.

Exhibit A

BOARD OF DIRECTORS’ MANDATE

1.	MANDATE

1.1	In adopting this mandate,

(a)

the board (the “Board”) of Points International Ltd. (referred to herein as “Points International” or the “Corporation”) acknowledges that the mandate prescribed for it by the Canada Business Corporations Act (“CBCA”) is to manage or supervise the management of Points International’s business and affairs and that this mandate includes responsibility for stewardship of Points International; and

(b)	the Board explicitly acknowledges responsibility for the stewardship of Points International, as contemplated by the National Policy 58-201 (the “CSA Governance Policy”).

2.	BOARD MEMBERSHIP

2.1	Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International’s articles.

2.2	Independence of Members

A majority of the directors shall be independent directors for the purposes of the CSA Governance Policy and the NASDAQ Stock Exchange listing rules.

2.3	Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.

2.4	Vacancy

The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA.

2.5	Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.

3.	BOARD CHAIR

3.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board. The Board should have a non-executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the directors present shall be responsible for choosing one of their number to be chair of the meeting.

3.2	Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4.	MEETINGS OF THE BOARD

4.1	Quorum

A quorum of the Board shall be the minimum number of directors required by the Articles, and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

4.2	Secretary

The Board may designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

4.3	Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on two days’ notice (exclusive of the day on which notice is sent but inclusive of the day for which notice is given).

4.4	Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

4.5	Invitees

The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

4.6	Independent Director Sessions

At the conclusion of each regularly scheduled meeting of the Board convened to consider interim or annual financial statements, the independent directors shall, unless determined otherwise by the Chairman, meet without any member of management being present (including any director who is a member of management). No minutes of the independent director sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.	OUTSIDE ADVISORS

5.1	Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6.	REMUNERATION OF BOARD MEMBERS

6.1	Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as approved by the Board upon recommendation of the Human Resources and Corporate Governance Committee.

7.	DUTIES AND RESPONSIBILITIES OF THE BOARD

7.1	Specific Aspects of Stewardship Function

In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopting a strategic planning process and approving, on at least an annual basis,a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c)	the identification of the principal risks of the issuer’s business, and ensuring the implementation of appropriate systems to manage these risks;

(d)	succession planning;

(e)	adopting a communication policy for the issuer;

(f)	the issuer’s internal control and management information systems;

(g)	developing the issuer’s approach to corporate governance, including developinga set of corporate governance principles and guidelines that are specifically applicable to the issuer;

(h)	measures for receiving feedback from stakeholders (e.g., the board may wish to establish a process to permit stakeholders to directly contact the independent directors); and

(i)	expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

7.2	Nomination and Appointment of Directors

The Board shall nominate individuals for election as directors by the shareholders, and shall fill such vacancies on the Board as it is permitted by law to fill, in each case upon recommendation of the Human Resources and Corporate Governance Committee.

7.3	Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.4	Information Flow from Management

The Board shall require management to keep it aware of the Corporation’s performance and events affecting the Corporation’s business, including opportunities in the marketplace and adverse or positive developments.

7.5	Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

7.6	Delegation to Committees

(a)

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

i.	Audit Committee; and

ii.	Human Resources and Corporate Governance Committee.

(b)

Subject to Points International’s articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

(c)

The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(d)

The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board may also establish a process for all committees of the Board to assess their performance on a regular basis.

7.7	Delegation to Management

(a)

Subject to Points International’s articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

(b)

In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Chairman of the Board, the Chief Executive Officer, the Chairman of the Audit Committee and the Chairman of the Human Resources and Corporate Governance Committee.

7.8	Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

7.9	Financial Statements

The Board shall review and, if appropriate, approve Points International’s annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

7.10	Compensation Matters

The Board shall:

(a)	Compensation and Benefits - review and approve, as appropriate:

i.

the overall structure of Points International’s total compensation strategy, including the elements of Points International’s annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

ii.	the total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources and Corporate Governance Committee; and

iii.

the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board on recommendation of the Human Resources and Corporate Governance Committee; and

(b)	Organizational Responsibilities - review and approve as appropriate:

i.

appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments; and

ii.	the report on executive compensation that is required to be included in Points International’s management proxy circular;

and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

7.11	Code of Business Conduct

The Board will approve a business code of conduct recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.	EVALUATION OF BOARD PERFORMANCE AND MANDATE

8.1	Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

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